

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2012

<u>Via E-mail</u>
Winnie Wong
Chief Financial Officer
Avrupa Minerals Ltd.
Suite 410 – 325 Howe Street
Vancouver, British Columbia
Canada V6C 1Z7

> **Re:** **Avrupa Minerals Ltd.**
> **Amendment No. 2 to Registration Statement on Form 20-FR12G**
> **Filed August 22, 2012**
> **File No. 000-54728**

Dear Ms. Wong:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

<u>Item 3. Key Information, page 5</u>

<u>Risk Factors, page 7</u>

1. We note your response to comment 5 in our letter dated July 20, 2012 and we reissue the comment. Please address in more detail the governmental regulations that control the company's mineral exploration in Portugal, Kosovo and Germany. Provide more detail regarding the specific regulations that affect the company's business. Also, specifically address the effects of the governmental regulation on the company's business.

Item 4. Information on the Company, page 11

2. We note your response to comment 6. Please revise to clarify how the joint ventures and financing described will affect your plan of operations for the remainder of the fiscal year.

Item 6. Directors, Senior Management and Employees, page 36

Summary Compensation Table, page 38

3. We note your response to prior comment 20. Please advise us whether Winnie Wong received any of the compensation paid to Pacific Opportunity Capital for any services she provided to the company. We note she is the Vice President of Pacific Opportunity Capital Ltd. We may have further comments.

Related Party Transactions, page 44

4. We note your response to comment 23. Please revise your table to also address the largest amount outstanding during the periods covered. See Item 7.B.2 of Form 20-F which indicates that the information given should also include the largest amount outstanding during the period covered. Please revise to provide the appropriate disclosure.

Item 9. Offer and Listing of Securities, page 45

5. We note your response to prior comment 28. We are still considering your response regarding the trading of the company's securities on the OTC Market. After further consideration, we may have additional comments.

Financial Statements

Note 3. Asset Acquisition, page 100

6. We note your response to prior comment 31 which states that your $876,507 balance for Exploration and Evaluation assets at December 31, 2011 consists of the assets acquired from Metallica ($575,453) and costs directly attributable to the property acquisition, such as legal and regulatory fees ($301,054). It is still unclear how these costs of $301,054 are reflected in your financial statements, specifically how it relates to the $183,139 of costs for exploration and evaluation assets presented as an investing activity in your December 31, 2010 statement of cash flows. Further tell us how you determined it was appropriate to capitalize these costs of $301,054 under IFRS 6, how these costs differ from the legal and regulatory fees that have been expensed and how your capitalization of these costs is consistent with your policy disclosed on page 94.

Exhibits

7. We note your response to comment 35 and we reissue the comment in part. Please file exhibits 1.1 and 1.3 in the proper electronic format with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291, or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director